UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Nash Finch Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    631158102
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                October 10, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D
CUSIP NO. 631158102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               17,199 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            17,199 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,199 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.13%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA




                                  SCHEDULE 13D
CUSIP NO. 631158

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               402,249 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            402,249 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             402,249 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.02%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               80,552 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            80,552 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          80,552 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.60%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               103,479 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            103,479 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           103,479 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.78%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               73,048 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            73,048 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           73,048 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.55%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Nash Finch Company, 7600 France Avenue South, Minneapolis, MN., 55435.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LOF, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LOF, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the
Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of October 10, 2006.

                                       Shares of Common Stock

Loeb Arbitrage Fund                             402,249
Loeb Partners Corporation                        17,199
Loeb Offshore Fund Ltd.                          80,552
Loeb Marathon Fund LP                           103,479
Loeb Marathon Offshore Fund Ltd.                 73,148
                                               ---------
                                                676,527

The total shares of Common Stock constitutes 5.07% of the 13,339,488 outstanding shares of Common Stock as reported by the issuer.

(b) See paragraph (a) above

(c) The  following  purchases  of Common  Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.           08-15-06       1032             $21.23
                              08-16-06        340              21.29
                              08-18-06       1548              21.04
                              08-21-06       1548              21.06
                              08-21-06        620              21.21
                              08-21-06        246              21.18
                              09-06-06        196              22.71
                              09-07-06        872              23.58
                              09-08-06        482              23.79
                              09-08-06        872              23.58
                              09-18-06        344              24.80
                              09-19-06        166              24.16
                              09-22-06        344              22.98
                              09-29-06        344              23.75
                              10-02-06        235              23.94
                              10-02-06        110              23.50
                              10-04-06        506              23.35
                              10-04-06        306              23.54
                              10-05-06        452              24.28
                              10-06-06        380              23.95
                              10-09-06        230              23.85
                              10-10-06        380              23.95

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           08-15-06      24135             $21.23
                              08-16-06       8049              21.29
                              08-18-06      36202              21.04
                              08-21-06      36202              21.06
                              08-21-06       5747              21.18
                              08-21-06      14183              21.21
                              09-06-06       4584              22.71
                              09-07-06      20405              23.58
                              09-08-06      20405              23.58
                              09-08-06      11263              23.79
                              08-18-06       8045              24.80
                              09-19-06       3879              24.16
                              09-22-06       8045              22.98
                              09-29-06       8045              23.75
                              10-02-06       2587              23.50
                              10-02-06       5507              23.94
                              10-04-06      11854              23.35
                              10-04-06       7169              23.54
                              10-05-06      10569              24.28
                              10-06-06       8883              23.95
                              10-09-06       5363              23.85
                              10-10-06       8883              23.95

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            08-15-06       4833             $21.23
                              08-16-06       1611              21.29
                              08-18-06       7250              21.04
                              08-21-06       1150              21.18
                              08-21-06       7250              21.06
                              08-21-06       3054              21.22
                              09-06-06        919              22.71
                              09-07-06       4086              23.58
                              09-08-06       2255              23.79
                              09-08-06       4086              23.58
                              09-18-06       1611              24.80
                              09-19-06        777              24.18
                              09-22-06       1611              22.98
                              09-29-06       1611              23.75
                              10-02-06       1103              23.94
                              10-02-06        519              23.52
                              10-04-06       2374              23.35
                              10-04-06       1435              23.54
                              10-05-06       2116              24.28
                              10-06-06       1779              23.95
                              10-09-06       1075              23.85
                              10-10-06       1779              23.95

Holder                            Date     Shares      Average Price
  Loeb Marathon Fund LP       08-14-06       5862             $20.96
                              08-18-06       5862              21.04
                              08-21-06       4187              21.21
                              08-21-06       5862              21.06
                              08-21-06       1675              21.18
                              08-22-06       2931              21.22
                              08-23-06       2931              21.23
                              09-29-06       2931              23.75
                              10-02-06       1504              23.94
                              10-02-06        706              23.52
                              10-05-06       2742              24.28
                              10-06-06       2762              23.85

Holder                            Date     Shares      Average Price
   Loeb Marathon Offshore     08-04-06       4138             $20.96
      Fund Ltd.               08-18-06       4138              21.04
                              08-21-06       4138              21.06
                              08-21-06       2956              21.21
                              08-21-06       1182              21.18
                              08-22-06       2069              21.22
                              08-23-06       2069              21.23
                              09-29-06       2069              23.75
                              10-02-06        499              23.50
                              10-02-06       1061              23.94
                              10-05-06       1935              24.28
                              10-05-06       1950              23.85


                                     Sales of Common Stock

Holder                            Date      Shares     Average Price
Loeb Partners Corp.           08-10-06         260            $21.10
                              08-11-06         263             20.55
                              08-14-06         344             20.97
                              08-29-06          55             22.25

Holder                            Date      Shares     Average Price
Loeb Arbitrage Fund           08-10-06        6030            $21.10
                              08-11-06        6151             20.55
                              08-14-06        8045             20.97
                              08-29-06        1288             22.25

Holder                            Date      Shares     Average Price
Loeb Offshore Fund            08-10-06        1210            $21.10
                              08-11-06        1232             20.55
                              08-14-06        1611             20.97
                              08-29-06         257             22.24
Holder                            Date      Shares     Average Price
Loeb Marathon Fund LP         08-29-06         528            $22.25


Holder                            Date      Shares     Average Price
Loeb Marathon Offshore        08-29-06         372            $22.25
     Fund Ltd.



All reported transactions were effected Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2006                         Loeb Partners Corporation


                                     By: /s/ Gideon J. King
                                             Executive Vice President




October 13, 2006                          Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                                     President



October 13, 2006                           Loeb Offshore Fund Ltd.



                                      By: /s/ Gideon J. King
                                                     Director

October 13, 2006                          Loeb Marathon Fund LP
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                               By: /s/ Gideon J. King
                                                       President

October 13, 2006                           Loeb Marathon Offshore Fund Ltd.


                                       By: /s/ Gideon J. King
                                               Director